EXHIBIT 99.1

Election to Equinor's board of directors

In a meeting in the corporate assembly of Equinor ASA (OSE:EQNR, NYSE:EQNR) on 20 March 2024 Mikael Karlsson was elected as new member to Equinor’s board of directors.

Karlsson is partner and Vice Chairman of Actis Capital, a leading global investor in sustainable infrastructure. In the period 2021-2023 he was Chief Investment Officer in Actis, in 2012 he became partner in Actis and had the role as Head of Energy and Infrastructure from 2015-2021. From 2009-2015 he was CEO in Globeleq, an Actis portfolio company. Karlsson held several roles in ABB Energy Ventures before he came to Actis.

Karlsson has a Master in Business Administration from the University of Massachusetts in USA and a Master of Science in Industrial Engineering and Management from Linköping Institute of Technology in Sweden.

The election of shareholder-elected members to the board of directors enters into effect from 1 April 2024 and is effective until the ordinary election of shareholder-elected members to the board of directors in 2025.

Contacts:

  Jarle Roth, chair of the nomination committee
  All enquiries to be directed through Equinor Corporate Press Office,
  Sissel Rinde, +47 412 60 584.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.